Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

June 14, 2016

Ms. Alison White

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Nuveen Unit Investment Trust, Series 143

Nuveen Prospect Cyclical Momentum Portfolio, 2Q 2016

File Nos. 333-211127 and 811-08103

Dear Ms. White:

This letter is in response to your comment letter dated June 1, 2016 regarding the registration statement on Form S-6 for Nuveen Unit Investment Trust, Series 143, filed on May 4, 2016, with the Securities and Exchange Commission (the “Commission”). The registration statement proposes to offer the Nuveen Prospect Cyclical Momentum Portfolio, 2Q 2016 (the “Trust”).

Prospectus

Principal Investment Strategy (pp.2-3)

1. The first paragraph states that the Trust will invest in companies that may be in a position to take advantage of “variations in the domestic or global economy, changes in monetary or fiscal policy, consumer demand, energy demand and supply, interest rates, inflation, geopolitical events, natural or man-made disasters or innovations, among others,” and the first sentence of the second paragraph states that the Trust will invest in companies that “may benefit directly from cyclical opportunities (emphasis added).” However, the second and third paragraphs refer only to investing in companies that may benefit from declining oil and natural gas prices, and the disclosure under “Selection of Portfolio Securities” suggests that Prospect only identifies companies that will benefit from “the current cyclical opportunity, in this case, lower oil and natural gas prices (emphasis added).” If the Trust will only invest in companies that benefit from lower oil and natural gas prices, please clarify this in the first and second paragraphs. If the Trust has identified other cyclical opportunities in which to invest, please disclose such opportunities.

Response: The disclosure has been revised in response to your comment.

2. The third paragraph refers to crude oil prices dropping “during the second half of 2014 and into 2015.” Please consider whether this should be updated with more current information.

Response: The disclosure has been revised in response to your comment.

Selection of Portfolio Securities (pp. 3)

3. Please specify in the prospectus the level of net leverage Prospect will use as a quantitative screen.

Response: The disclosure has been revised in response to your comment.

4. Please explain in the prospectus what a “demand driver” is.

Response: The disclosure has been revised in response to your comment.

5. Please explain in the prospectus how Prospect will consider “demand drivers,” “cost structure,” and “business profile” in selecting securities for the Trust.

Response: The disclosure has been revised in response to your comment.

Principal Risks

6. Please include a section describing the risks of investing in preferred securities.

Response: The disclosure has been revised in response to your comment.

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren